Exhibit 99.4

Prudential plc Annual General Meeting 2006			Prudential plc Annual General Meeting 2006
Form of Proxy

To be held at:The Mermaid Conference & Events Centre, Puddle Dock, Blackfriars, London EC4V 3DB on Thursday 18 May 2006 at 11.00am.	The Mermaid Conference & Events Centre operates a security system.Cameras and recording devices are not permitted in the auditorium.		+			+

Refreshments will be available from 10.30am and after the meeting.			REFERENCE NUMBER	CARD I.D.	ACCOUNT NUMBER

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Special arrangements have been made to help shareholders who are in any way physically disabled or those who are hard of hearing.

I/We, the undersigned, a member of Prudential plc, hereby appoint the Chairman of the meeting (see note 2 on page 1)
By Underground – Circle and District line to Blackfriars. Covered walkway direct to The Mermaid. Central line to St Paul's.

By Bus – Blackfriars:45,63,100,741.Ludgate Hill:4,11,15,17,23,26,76,172.St Paul’s Cathedral:8, 25,242.

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 18 May 2006 at 11.00am and at any adjournment thereof.I/Wehave indicated how I/we wish my/our proxy to vote on the following resolutions by marking the appropriate boxes like this ☒. I/We further authorise my/our proxy to vote on any other resolutions that may properly be put to the meeting as my/our proxy thinks fit.If no indication is given, the proxy will vote or abstain at his/her discretion.

By Train –Thameslink from any station between Bedford and Brighton via Blackfriars Mainline Station. Covered walkway direct to The Mermaid.

By Car – From the Embankment easy access to the Corporation of London 24 hour 300 space car park beside the venue.			Ordinary Business			Vote
				For	Against	withheld	Discretionary

			1.	To receive the Directors’Report and the Financial Statements

			2.	To approve the Directors’Remuneration Report

			3.	To re-elect as a director Sir David Clementi

			4.	To re-elect as a director Mr M G A McLintock
Electronic Proxy Appointment
A proxy may also be appointed electronically as follows:			5.	To re-elect as a director Mr M Norbom

Electronic Proxy Appointment			6.	To re-elect as a director Ms K A O'Donovan

An electronic proxy appointment may be made by logging onto Lloyds TSB Registrars’website www.sharevote.co.uk Shareholders will need their Reference Number, Card ID and Account Number,the three sets of numbers printed at the top of the page opposite.Full details of the procedures are given on the website.Alternatively,if you have already registered with Lloyds TSB Registrars’on-line portfolio service Shareview,you can submit your proxy by logging onto your portfolio at www.shareview.co.uk,and clicking on Company Meetings. Instructions are given on the website.

			7.	To elect as a director Mr M E Tucker
Tear along this line
			8.	To elect as a director Mr N E T Prettejohn

			9.	To elect as a director Lord Turnbull
Electronic Voting through CREST
If you are a CREST member, you may use the CREST electronic proxy appointment service.The CREST Proxy Instruction must be properly authenticated in accordance with CREST specifications and must contain the information required for such instructions as set out in the CREST manual.The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by our agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments.			10.	To reappoint KPMG Audit Plc as auditor

			11.	To authorise the directors to fix the amount of the auditor's remuneration
			12.	To declare a final dividend of 11.02 pence per ordinary share of the Company

IMPORTANT: In any case your instructions or Form of Proxy must be received by the Company’s Registrars no later than 11.00am on 16 May 2006. Please note that any electronic communication found to contain a computer virus will not be accepted.

Special Business

			13.	Ordinary resolution: to approve the Group Performance Share Plan
Further details are included on page 7 of the Notice of Annual General Meeting 2006 and Explanation of Special Business.
			14..	Ordinary resolution: to approve the Business Unit Performance Plan

			15.	Ordinary resolution: to increase the authorised ordinary share capital

			16.	Ordinary resolution:renewal of authority to allot ordinary shares

			17.	Special resolution: renewal of authority for disapplication of pre-emption rights

			18.	Special resolution: renewal of authority for purchase of own shares

			Date	Signature

1499-010-4
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Prudential plc Incorporated and registered in England and Wales.Registered number 1397169.Registered office: Laurence Pountney Hill,
London EC4R 0HH

BUSINESS REPLY SERVICE LICENCE NO. SEA11752
Prudential plc Annual General Meeting 2006
Attendance Card

LEAVE THIS AREA CLEAR

LASER DETAILS WITHIN THIS AREA

Lloyds TSB Registrars The Causeway WORTHING BN99 8UG

Prudential plc Annual General Meeting 2006
Notes

1.

If you wish to attend the Annual General Meeting at The Mermaid Conference & Events Centre, Puddle Dock, Blackfriars, London EC4V 3DB on Thursday 18 May 2006 at 11.00am, please bring with you the Attendance Card above. You may be asked to produce it to show you have the right to attend and speak or vote at the meeting.

2.

If you wish to vote at the Annual General Meeting but are unable to attend in person, you may appoint a proxy to act on your behalf by completing the Form of Proxy overleaf. You may appoint a proxy of your own choice if you wish; if you do so the words ‘the Chairman of the meeting’ should be deleted and the name of the proxy entered into the appropriate space. A proxy may not speak at the meeting, except with the permission of the Chairman of the meeting.

			3.	A proxy need not be a member of the Company. Appointment of a proxy does not preclude a member from attending the meeting and voting in person.

		Tear along this line		Completion of Form of Proxy
4.

If you want your proxy to vote in a certain way on the resolutions specified please place a mark in the relevant boxes.If you select ‘Discretionary’or fail to select any of the given options your proxy can vote as he or she chooses or can decide not to vote at all. The proxy can also do this on any additional or amended resolution that is put to the meeting.

5.

The ‘Vote Withheld’ option is provided to enable you to abstain on any particular resolution. However it should be noted that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’and ‘Against’a resolution.

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6.

The attention of joint holders is directed to the following extract from the Articles of Association of the Company:‘In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which names of the holders stand in the register.'

7.

This form and any power of attorney or any other authority (or a copy of such authority certified notarially) under which it is signed must reach Lloyds TSB Registrars at the address shown on the final page not later than 48 hours before the time fixed for the meeting. A corporation is requested to complete this form either by sealing it or by signing under the hand of its attorney or duly authorised officer.